SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                  CIK # 865492

                              As at October 1, 2003

                              GREAT BASIN GOLD LTD.

                       800 West Pender Street, Suite 1020
                           Vancouver, British Columbia

                                 Canada V6C 2V6

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

                          Indicate by check mark if the
                            registrant is submitting
                            the Form 6-K in paper as
                           permitted by Regulation S-T
                              Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934.

                               Yes ..... No .....

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of
               1934, the registrant has duly caused this report to
              be signed on its behalf by the undersigned, thereunto
                                duly authorized.

                            By: /s/ Jeffrey R. Mason
                      Director and Chief Financial Officer

                              Date: October 1, 2003

                * Print the name and title of the signing officer
                              under his signature.
--------------------------------------------------------------------------------
                               Great Basin Gold Ltd.

1020-800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel  604 684-6365
Fax  604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

                       A M E N D E D  N E W S  R E L E A S E
                              (see attached table)

                  GREAT BASIN SUCCESSFULLY ADVANCING BURNSTONE
                          GOLD PROPERTY IN SOUTH AFRICA

October 1, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd.(TSX-GBG; AMEX-GBN) is pleased to provide an update on the progress of exploration and development at the Burnstone Gold Property in the Witwatersrand goldfield of South Africa. The Witwatersrand is the world's largest gold district with production of over 1.4 billion ounces. On-going, multi-rig drilling at Burnstone continues to define and expand gold-bearing areas of the Kimberley Reef, one of the main mineralized horizons in the Witwatersrand. At least four target areas (Areas 1,2,3,4) have been identified so far on the property (see www.hdgold.com website for map), with drilling underway or planned for each area.

Since January 2003, Great Basin has carried out 32,000 metres of infill and step-out drilling in 42 core holes at Area 1. This work increased the mineral resource for the Area 1 gold deposit and upgraded the confidence level by defining it at closer drill spacing. The Company has also initiated engineering studies, including cost estimates, for development of the Area 1 deposit. An additional 6,000 metres of drilling are planned to facilitate these studies. The independent firm Turgis Consulting (Pty) Ltd. is undertaking this work and evaluating development options. An important aspect of the Area 1 deposit is that a significant part of it lies at a depth of only 250-500 metres. This should allow for lower development and operating costs than at most other operations in the Witwatersrand, typically at 1,000-3,000 metres in depth. The standard practice in South Africa with respect to resource estimates or measurement is to use a grade - thickness combination for drill results and cut-off grades. Comparisons with other similar but deeper operations indicate that a cut-off grade between 300 cm g/t and 350 cm g/t would be the most appropriate for the Area 1 deposit. (Area 1 resource at 350 cm g/t cut-off was reported in Great Basin News Release, June 18, 2003). At these cut-off limits, the diluted grades for Area 1 are 6.8 g/t and 7.5 g/t, which compare favourably with grades of 6.27 g/t, 8.08 g/t and 4.93 g/t, respectively, of the measured mineral resources at Harmony Gold's operating mines named Evander, Elandskraal and Randfontein (Harmony 2003 Annual Report).

Area 2 is located three kilometres southeast of Area 1. Great Basin has completed 25 drill holes, totaling about 19,000 metres, at Area 2. Results received to date are shown in the table (attached) and on the map. Visible gold was identified in 12 holes with intersections from 1.7 g/t over 61.1 cm or 104 cm g/t in drill hole SGG061 to 9.9 g/t over 54.2 cm or 535 cm g/t in drill hole SGG050. The objective of drilling at Area 2 is to further define and delineate the gold deposit so that a new resource can be estimated and incorporated into the development planning currently underway on Area 1. The Company estimates that an additional 7,000 metres of drilling are required to delineate the deposit to allow integration into the overall engineering studies and mine planning with the goal to increase project production rates and gold output. This drilling is currently underway.

Area 3, located approximately four kilometres southeast of Area 2, hosts some of the best drill hole intersections on the property. For example, reef intersections in two historic drill holes at Area 3 returned 27 g/t over 61 cm yielding 1,314 cm g/t in DDH 3090 and 36 g/t over 27.5 cm to yield 984 cm g/t in DDH 2985. Initial results for Hole SGG064 intersected 82.3 g/t over 16 cm to yield 1,317 cm g/t. Three holes, totalling about 2,100 metres, have been drilled by Great Basin in Area 3 so far, with visible gold noted in two of the holes. Five thousand metres of drilling are planned for Area 3 during the current program.

It appears that Area 1 through to Area 3 forms part of a large channel system, trending northwest to southeast across the Burnstone property. The system represents at least 15 kilometres of gold-bearing Kimberley Reef that is open to expansion.

An additional target (Area 4) has been identified about two kilometres south of the Area 1 gold deposit. At Area 4, there appears to be a series of stacked conglomerates (the gold-bearing reefs in the Witwatersrand are conglomerate units) within the sedimentary sequence. Of nine historic holes drilled over an area of three kilometres by four kilometres, eight have significant gold values, ranging from 314 to 1,480 cm g/t, as shown on the map (posted on our website). Drill testing is now being planned for this area.

The Burnstone Gold Property is located approximately 80 kilometres southeast of Johannesburg in an area of open, rolling country that is traversed by major paved highways, railroads, power lines and pipelines, providing excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project. Great Basin holds the option to purchase up to 100% of Southgold Exploration (Pty) Ltd, which in turn has the right to acquire 100% of the Burnstone property.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. Details of resource estimates and the QA/QC program are provided in technical reports filed on www.sedar.com. Great Basin's in-house qualified person for the Burnstone Project is Daniel Kilby, P.Eng. For referenced maps and additional details on the Burnstone Gold Property, please visit the Great Basin website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.

                         BURNSTONE AREA 2 DRILL RESULTS
                 Amended Drill Results Table (Intercept Depths)
================================================================================
                                              Intercept        Au         Au
       Hole Group       From         To          cm            g/t       cmg/t
--------------------------------------------------------------------------------
         SGG41        775.99       776.25        26.1          0.6         15
         SGG42                        FAULT WINDOW
         SGG43        750.48       750.93        45.1          0.3         13
         SGG44                         FAULT WINDOW
         SGG45                            AREA 1
         SGG46        445.25       445.60        35.4          8.7        308
         SGG47                            AREA 1
         SGG48        554.92       555.46        53.5          2.0        109
         SGG49        589.07       589.89        81.5          2.2        183
         SGG50        439.31       439.85        54.2          9.9        535
         SGG51        395.52       396.38        86.2          4.2        364
         SGG52       1288.22      1288.83        60.6          2.3        138
         SGG53        415.18       416.15        96.8          1.4        134
         SGG54        559.93       560.78        85.3          1.8        156
         SGG55                        FAULT WINDOW
         SGG56        490.68       491.91       123.4          3.0        371
         SGG57                        FAULT WINDOW
         SGG58        367.22       367.81        59.3          4.5        270
         SGG59        543.10       543.60        50.1          4.8        242
         SGG60        602.42       602.93        50.6          7.1        361
         SGG61        414.29       414.89        61.1          1.7        104
         SGG62                        FAULT WINDOW
         SGG63        355.83       356.58        74.8          2.8        209
         SGG64                            AREA 3
         SGG65        353.96       354.96       100.3          0.2         17
         SGG67        677.07       677.61        53.7          7.4        398
--------------------------------------------------------------------------------
                                 HISTORICAL RESULTS OF SIGNIFICANCE
         1950        1091.92      1092.31        39.0         20.4        795
         2200         750.71       751.19        47.9          9.2        438
         2410         557.03       557.42        39.0          7.3        283
         2520         394.74       395.00        25.6         25.7        658
         2663         391.42       391.65        22.8          2.3         53
         2849         465.81       466.56        74.9          8.9        667
         2850         530.87       531.13        26.1          2.5         66
         2985         381.90       382.18        27.5         35.8        983
         3090        1090.86      1091.47        60.8         21.6       1314
         SG03         554.98       555.44        45.9         20.6        947
         SG09         539.20       539.89        68.9          5.9        406
         SG13         401.27       401.80        52.5         10.4        546
         SG14         399.82       400.19        36.5         13.0        474
================================================================================
   Notes:
   - Great Basin Gold Drill Holes are labelled "SGG".
   - Only those historic holes with significant results included.
   - Standard Practice in South Africa is to use a grade x intercept
     (thickness) combination for drill results and cut-off limits(cmg/t).